(Check One):	UNITED STATES
☐ Form 10-K	SECURITIES AND EXCHANGE COMMISSION
☐ Form 20-F	Washington, D.C. 20549
☐ Form 11-K
☒ Form 10-Q	FORM 12b-25	SEC File Number 000-30293
☐ Form 10-D		CUSIP Number 290787 10 0
☐ Form N-SAR	NOTIFICATION OF LATE FILING
☐ Form N-CSR

For Period Ended: September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Embarcadero Technologies, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

100 California Street, 12th Floor

Address of Principal Executive Office (Street and Number)

San Francisco, California, 94111

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Audit Committee of Embarcadero Technologies, Inc. (the “Company”) is currently evaluating the Company’s accounting for certain stock option grants made in 2000 and 2001. Until the Audit Committee’s review is complete, the Company will be unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, which will not occur within the prescribed time period for the filing of such Form 10-Q (including the extension under Rule 12b-25). The Company intends to file its Form 10-Q as soon as practicable after completion of the Audit Committee’s review.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen R. Wong, Chief Executive Officer (Name)	(415) (Area Code)	834-3131 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Audit Committee has not completed the review described in Part III above and, therefore, the Company has not checked either of the boxes above.

SIGNATURE

Embarcadero Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2006	By:	/s/ Stephen R. Wong
Stephen R. Wong
Chief Executive Officer